Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended September 30, 2011 under IFRS

Wipro Records 18% YoY Revenue Growth in the quarter

Bangalore, India and East Brunswick, New Jersey, USA – October 31, 2011 – Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its second quarter ended September 30, 2011.

Highlights of the Results:

•	IT Services Revenue was $1,472 million, a sequential increase of 4.6% and YoY increase of 15.7%.

•	Non-GAAP constant currency revenue growth was 5.5% sequentially.

•	Total Revenues were 90.94 billion ($1.85 billion1), an increase of 18% YoY.

•	Non-GAAP Adjusted Net Income was 13.06 billion ($266 million1), an increase of 2% YoY. Net Income was 13.01 billion ($265 million1), an increase of 1% YoY.

•	IT Services Revenues were 68.29 billion ($1.39 billion1), an increase of 7% sequentially and 19% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 13.64 billion ($278 million1), an increase of 7% YoY.

•	Our Operating Income to Revenue for IT Services was 20% for the quarter.

Performance for the quarter ended September 30, 2011.

Azim Premji, Chairman of Wipro, commenting on the results said – “Macroeconomic sentiments continue to remain uncertain. We have seen growth momentum build up in our IT Business with healthy volume growth. Our focused investment strategy will get the business to a higher growth trajectory. ”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “We are continuing to see incremental progress in our client mining strategy with 5 customers contributing more than $100 million of revenues and our top customer hitting a revenue run rate upwards of $200 million. We had an impact on operating margins in the quarter due to salary increases.”

T K Kurien, Executive Director & Chief Executive Officer, IT Business, said – “We have had a strong quarter with Revenues ahead of the upper end of the guided range. We continue to build differentiation and business value through our focus on key themes – Variabilization, Consumerization, Performance Analytics and Innovation in a world of constraints.”

1.

For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 30, 2011, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 49.05. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2011 was US$1= 46.38

Outlook for the Quarter ending December 31, 2011

We expect Revenues from our IT Services business to be in the range of $1,500 million to $1,530 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.60, Euro/USD at 1.40, AUD/USD at 1.04, USD/INR at 46.42.

IT Services (75% of Total Revenue and 92% of Operating Income for the quarter ended September 30, 2011)

The IT Services segment had 131,730 employees as of September 30, 2011, an increase of 5,240 people this quarter. We added 44 new customers for the quarter.

In the current macro-economic environment, corporations across the globe are looking to maximize the potential of technology deployments and are increasingly relying on business models and technologies to variabilize their IT spends, enabling more differentiating investment for IT based Innovation.

Wipro is seeing traction with clients on cloud and variabilized business model offerings. State Street Corporation (NYSE: STT), one of the world’s leading providers of financial services to institutional investors, has entered into a multi-year agreement with Wipro to provide application maintenance and support services Wipro will deploy pioneering ‘lean’ methodologies delivered through its award winning CIGMA platform for this IT transformation engagement.

A leading European Communications Services Provider has expanded its existing relationship with Wipro to its wholesale business, wherein Wipro will provide variabilized technical support services for the service provider’s customers in the United Kingdom.

Wipro has partnered with a Leading Convenience Retailer to provide Infrastructure Management Services. Wipro will provide easily scalable hosting and data center operations services to meet the client’s aggressive growth plans by applying proven tenets of variabilization such as standardization and simplification to drive efficiency and optimize delivery.

Wipro won an order from UIDAI (Unique Identification Authority of India) for setting up computing and storage platform for 100 million Aadhaar numbers. Wipro also signed contracts with UIDAI for Data Center hosting services, specialized consulting and manpower services.

Awards and accolades

Wipro Technologies achieved Diamond Level Status, the highest ranking available, in Oracle Partner Network (OPN) Specialized program and has been recognized for expertise and co-development efforts across the Oracle Stack and continued commitment to joint customer success.

Wipro Technologies’ Mobile-Trust Framework won the 3rd Annual 2011 Golden Bridge Awards for Mobile Security Solutions category.

IT Products (11% of Total Revenue and 3% of Operating Income for the quarter ended September 30, 2011)

•	Our IT Products segment recorded Revenue of 10 billion ($204 million1) for the quarter ended September 30, 2011 a decline by 6% YoY.

•	EBIT was 451 million ($9 million1) for the quarter, a decline of 15% YoY.

•	The ratio of our Operating Income to Revenue for this segment was 4.5% for the quarter.

Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the quarter ended September 30, 2011)

•	Our Consumer Care and Lighting business segment recorded Revenue of 8 billion ($163 million1) for the quarter ended September 30, 2011, representing an increase of 20% YoY.

•	EBIT was 882 million ($18 million1) for the quarter, an increase of 6% YoY.

•	Operating Income to Revenue for this segment was 11% for the quarter.

Wipro Limited

•	Total Revenue for the quarter ended September 30, 2011 was 90.94 billion ($1.85 billion1) representing an increase of 18% over the same period last year.

•	Net Income for the quarter ended September 30, 2011 was 13.01 billion ($265 million1) representing an increase of 1% over the same period last year.

•

Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter ended September 30, 2011 was 13.06 billion ($266 million1) representing an increase of 2% over the same period last year.

Please see the table on page 7 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the year ended September 30, 2011, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Calls

We will hold a conference call today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press
Rajendra Kumar Shreemal	Sridhar Ramasubbu	Sachin Mulay
Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-2505-6110
rajendra.shreemal@wipro.com	sridhar.ramasubbu@wipro.com	sachin.mulay@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and

Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of September 30,
	2011	2011	2011
			Convenience translation into US$ in millions (Unaudited)
ASSETS
Goodwill	54,818	65,336	1,332
Intangible assets	3,551	4,341	88
Property, plant and equipment	55,094	58,387	1,190
Investment in equity accounted investee	2,993	3,155	64
Derivative assets	2,984	4,715	96
Non-current tax assets	9,239	9,239	188
Deferred tax assets	1,467	2,457	50
Other non-current assets	8,983	10,242	209

Total non-current assets	139,129	157,872	3,219

Inventories	9,707	10,450	213
Trade receivables	61,627	80,495	1,641
Other current assets	19,744	27,211	555
Unbilled revenues	24,149	28,079	572
Available for sale investments	49,282	40,563	827
Current tax assets	4,955	6,409	131
Derivative assets	1,709	2,272	46
Cash and cash equivalents	61,141	50,132	1,022

Total current assets	232,314	245,611	5,007

TOTAL ASSETS	371,443	403,483	8,226

EQUITY
Share capital	4,908	4,915	100
Share premium	30,124	30,099	614
Retained earnings	203,250	218,290	4,450
Share based payment reserve	1,360	1,836	37
Other components of equity	580	2,306	47
Shares held by controlled trust	(542)	(542)	(11)

Equity attributable to the equity holders of the company	239,680	256,904	5,238
Non-controlling Interest	691	640	13

Total equity	240,371	257,544	5,251

LIABILITIES
Long-term loans and borrowings	19,759	23,028	469
Deferred tax liabilities	301	360	7
Derivative liabilities	2,586	2,633	54
Non-current tax liability	5,021	4,936	101
Other non-current liabilities	2,706	3,480	71
Provisions	81	94	2

Total non-current liabilities	30,454	34,531	704

Loans and borrowings and bank overdrafts	33,043	33,804	689
Trade payables and accrued expenses	44,052	49,738	1,014
Unearned revenues	6,595	7,533	154
Current tax liabilities	7,340	7,770	158
Derivative liabilities	1,358	4,189	85
Other current liabilities	5,906	6,402	131
Provisions	2,324	1,972	40

Total current liabilities	100,618	111,408	2,271

TOTAL LIABILITIES	131,072	145,939	2,975

TOTAL EQUITY AND LIABILITIES	371,443	403,483	8,226

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report attached	For and on behalf of the Board of Directors

for B S R & Co.	Azim Premji	B C Prabhakar	T K Kurien
Chartered Accountants Firm’s Registration No:101248W	Chairman	Director	CEO, IT Business & Executive Director

Natrajh Ramakrishna	Suresh C Senapaty		V Ramachandran
Partner Membership No. 032815	Chief Financial Officer & Director		Company Secretary

Bangalore
October 31, 2011

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2010	2011	2011	2010	2011	2011
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)

Gross revenues	77,719	90,070	1,836	149,625	175,000	3,568

Cost of revenues	(53,270)	(64,979)	(1,325)	(101,917)	(125,000)	(2,548)

Gross profit	24,449	25,091	512	47,708	50,000	1,019

Selling and marketing expenses	(5,751)	(6,510)	(133)	(11,137)	(12,794)	(261)
General and administrative expenses	(4,251)	(4,578)	(93)	(8,090)	(8,961)	(183)
Foreign exchange gains/(losses), net	(414)	875	18	45	1,586	32

Results from operating activities	14,033	14,878	303	28,526	29,831	608

Finance expenses	(467)	(1,250)	(25)	(870)	(2,010)	(41)
Finance and other income	1,422	2,113	43	2,773	4,305	88
Share of profits of equity accounted investee	192	99	2	349	208	4

Profit before tax	15,180	15,840	323	30,778	32,334	659

Income tax expense	(2,183)	(2,841)	(58)	(4,528)	(5,937)	(121)

Profit for the period	12,997	12,999	265	26,250	26,397	538

Attributable to:
Equity holders of the company	12,849	13,009	265	26,035	26,358	537
Non-controlling interest	148	(10)	(0)	215	39	1

Profit for the period	12,997	12,999	265	26,250	26,397	538

Earnings per equity share:
Basic	5.28	5.33	0.11	10.69	10.80	0.22
Diluted	5.25	5.30	0.11	10.66	10.74	0.22

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,435,417,820	2,441,538,183	2,441,538,183	2,434,528,098	2,440,770,037	2,440,770,037
Diluted	2,445,703,913	2,452,203,157	2,452,203,157	2,442,200,976	2,454,030,952	2,454,030,952

Additional Information
Segment Revenue
IT Services	57,471	68,294	1,392	112,473	132,341	2,698
IT Products	10,693	10,008	204	19,013	20,066	409
IT Services & Products	68,164	78,302	1,596	131,486	152,407	3,107
Consumer Care and Lighting	6,651	8,002	163	13,064	15,547	317
Others	2,490	4,641	95	5,120	8,632	176
Total	77,305	90,945	1,854	149,670	176,586	3,600

Operating Income
IT Services	12,746	13,640	278	26,318	27,708	565
IT Products	533	451	9	869	874	18
IT Services & Products	13,279	14,091	287	27,187	28,582	583
Consumer Care and Lighting	832	882	18	1,725	1,777	36
Others	(78)	(95)	(2)	(387)	(528)	(11)
Total	14,033	14,878	303	28,526	29,831	608

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	12,849	13,009	265	26,035	26,358	537

Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(88)	49	1	(211)	(124)	(3)

Non-GAAP adjusted profit	12,761	13,058	266	25,823	26,234	535

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,472
Effect of Foreign currency exchange movement	(13)
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,485

IT Services Revenue as per IFRS	1,472
Effect of Foreign currency exchange movement	27
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,445